15047722 OMMISSION
Washington, D.C. 20549

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68328

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GreensLedge Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zeitlin (212) 792-5272
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16/15

OATH OR AFFIRMATION

I, Brian Zeitlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreensLedge Capital Markets LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

HUGH FRANKLIN HALL
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02HA6276136
Qualified in New York County
Commission Expires February 11, 2017

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[] Statement of Operations.
[] Statement of Changes in Members' Equity.
[] Statement of Cash Flows.
[] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirement Under Rule 15c3-3.
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
[x] An Affirmation.
[] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[] Independent Auditors' Report Regarding Rule 15c3-3 Exemption Report.
[] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENSLEDGE CAPITAL MARKETS LLC
AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF
GREENSLEDGE HOLDINGS LLC)

Financial Statement
and
Report of Independent
Registered Public Accounting Firm
December 31, 2014

GLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Index
December 31, 2014

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Board of Directors
GreensLedge Capital Markets LLC:

We have audited the accompanying consolidated statement of financial condition of GreensLedge Capital Markets LLC and Subsidiary (the "Company") as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of GreensLedge Capital Markets LLC and Subsidiary as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Roseland, New Jersey
February 26, 2015

GREENSLEDGE CAPITAL MARKETS LLC AND SUBSIDIARY
(A WHOLLY OWNED SUBSIDIARY OF GREENSLEDGE HOLDINGS LLC)
Consolidated Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 3,638,017
Accounts receivable	471,268
Due from clearing broker	280,215
Property and equipment, net	254,586
Due from affiliates	588,226
Due from parent	95,220
Prepaid expenses and other assets	294,209
Security deposit	27,697
Total assets	$ 5,649,438
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	$ 503,309
Accrued income tax	356,000
Accounts payable	77,433
Deferred tax liability	5,000
Other liabilities	45,951
Total liabilities	987,693
Subordinated loan	1,000,000
Member's equity	
Member's equity	3,741,923
Accumulated other comprehensive loss	(80,178)
Total member's equity	3,661,745
Total liabilities and member's equity	$ 5,649,438

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

GreensLedge Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placements, advisory and other transactional services to issuers, investors and other institutional market participants.

The Company is a wholly owned subsidiary of GreensLedge Holdings LLC. The Company's office is located in New York, United States of America.

GreensLedge Asia Limited ("Asia"), a wholly owned subsidiary of GreensLedge Capital Markets LLC and, was formed under the laws of the Cayman Islands for the purpose of expanding the Company's business in foreign markets. Asia has a branch office in Tokyo, Japan.

2. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, GreensLedge Asia Limited. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions, investment banking, and investment advisory services across a broad array of asset classes. All material intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Advisory income includes (1) investment banking and (2) investment advisory fees for securities offerings, and merger and acquisitions advisory services. Investment banking fees are recognized when income is reasonably determined. Investment advisory income is recognized when advisory services were rendered.

Riskless principal transaction revenues are primarily derived from matched principal transactions, whereby the Company simultaneously agrees to buy securities from a customer or the “Street” and sell them to a customer. Revenues earned from riskless principal transactions represent the spread between the buy and sell price of the brokered security. Riskless principal transaction revenues and related expenses are recognized on a trade-date basis. All trades were settled as of December 31, 2014.

Underwriting fees include gains, losses and fees, net of underwriting expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of the allowance for doubtful accounts, which is an estimate for credit losses based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables by considering each customer's financial condition, credit history and the potential effect of current economic conditions. Accounts receivable are written off when deemed uncollectible after reasonable collection efforts. Recoveries of accounts receivable previously written off are recorded when received. Historically, there were no collection losses and, therefore, management does not believe that allowance is required.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Due from Clearing Broker

Due from clearing broker includes a clearing deposit of $250,000 the Company maintains with its clearing broker. The remaining receivable represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Foreign Currency

Results of operations for Asia have been translated from its local currency, Japanese Yen, to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Significant gains or losses resulting from translating foreign currency financial statements are reported as accumulated other comprehensive income (loss) and are shown as a separate component of member's equity.

Property and Equipment

Property and equipment is stated at cost and is being depreciated over five to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is, however, subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred and attributable to the Company's income which is reported in the Parent Company's tax return.

Income Taxes (continued)

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

For the year ended December 31, 2014, the Company's provision for income taxes consisted of current local income taxes of approximately $479,000, a deferred local income tax benefit of approximately $54,000, and approximately $191,000 relates to an out of period adjustment to the tax provision. At December 31, 2014, the Company had an income tax payable to its Parent of approximately $356,000 in the accompanying consolidated statement of financial condition.

3. Concentration of credit risk

The Company maintains its U.S. based cash balances with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balances may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

4. Property and equipment

Property and equipment as of December 31, 2014 consist of the following:

Furniture and fixtures	$	92,998
Computer equipment		318,536
		411,534
Less: accumulated depreciation		156,948
Property and equipment, net	$	254,586

5. Subordinated loans

In June 2014, the Company obtained approval from FINRA to prepay all four of the Company's subordinated loans totaling $1,000,000 and simultaneously executed one subordinated loan in the amount of $1,000,000 with the Parent. The four subordinated loans which were prepaid in June 2014 had maturity dates between June 21, 2014 and September 30, 2014. The subordinated loan executed in June 2014 has a maturity date of June 21, 2015 and bears interest at 7% per annum payable at maturity. As of December 31, 2014, accrued interest payable from the subordinated loan of $37,014 is included in the accompanying consolidated statement of financial condition.

6. Employee Benefit Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions.

7. Related Party Transactions

As discussed in Note 1, The Company is a wholly owned subsidiary of GreensLedge Holdings LLC, the sole member, which is also the sole member of The GreensLedge Group, LLC ("GLG") and GreensLedge Advisors, LLC ("GLA"), both affiliated entities through common ownership by the Company's member. Allocation of the expenses between these affiliates and the Company is based upon an expense sharing agreement (the "Agreement") between the parties. The Agreement has been filed with FINRA. The Agreement calls for the allocation of certain expenses related to shared resources and facilities as well as other incidentals (including rent, payroll and other related operating expenses). At December 31, 2014, the amounts due from GLG and GLA were $320,760 and $267,466, respectively and are classified as due from affiliates in the consolidated statement of financial condition.

8. Commitments and Contingencies

Lease Commitment

The Company's subsidiary, Asia, leases office space in Tokyo, Japan under a non-cancellable lease agreement which expires September 30, 2016. The future minimum annual payments, at December 31, 2014 under this agreement are approximately:

2015	52,000
2016	39,000
Total	$ 91,000

Off –balance Sheet Risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts. The clearing deposit of $250,000 is pursuant to this agreement and is included in due from clearing broker.

9. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary, GreensLedge Asia Limited.

Total assets	$1,150,109
Total liabilities	$ 139,194
Total member's equity	$1,010,915

The member's equity of the above entity is not included as capital in the consolidated computation of the Company's net capital.

10. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital greater than $250,000.

As of December 31, 2014, the Company had net capital of $2,014,882 which was $1,764,882 in excess of the minimum net capital required.

11. Subsequent Events

The Company has evaluated its subsequent events through February 26, 2015, the date that the accompanying consolidated financial statements were available to be issued. The Company had no material subsequent events requiring disclosure.